Contacts:

Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
tstaniland@datamirror.com	pcauley@datamirror.com

DataMirror Announces Preliminary Results for First Quarter of Fiscal 2004

TORONTO, CANADA – (May 8, 2003) – DataMirror (Nasdaq: DMCX; TSX: DMC) today announced preliminary results for the quarter ended April 30, 2003. Revenue for the quarter is expected to be in the range of $13.2 to $13.4 million.  GAAP net income for the quarter is expected to be between $0.05 and $0.07 per share compared to a loss on the same basis of ($0.08) in the first quarter of fiscal 2003. Guidance for the first quarter of fiscal 2004 was for GAAP earnings of between $0.10 and $0.15 per share. Cash flow from operations for the quarter is expected to exceed $4 million and the cash, cash equivalents and short-term investments balance is expected to increase to over $42 million at the quarter’s end. Full financial results for the quarter will be released at the close of business on May 27, 2003.

“Revenue in the first quarter did not meet the Company’s expectations,” said Nigel Stokes, President and Chief Executive Officer. “The revenue momentum we experienced in the fourth quarter of fiscal 2003, was dampened by the effects of the strong Canadian dollar, global political uncertainty and weakness in our Asia Pacific operations. Also, several large transactions which had originally been forecast to close within the quarter were delayed beyond the quarter’s end. We are encouraged by the fact that despite the pressures on revenue, the Company was able to achieve a profitable quarter and that cash flow continues to be strong. Our business model is sound and we intend to continue to add sales resources to take advantage of the demand for our real-time business solutions.”

DataMirror will hold a conference call to discuss the contents of this press release at 5:00 p.m. EST today, May 8, 2003. The conference call can be accessed via audio web cast by visiting http://www.datamirror.com. Participants in the conference call are asked to call 1-800-289-0544 at approximately 4:55 p.m. EST on May 8th using reservation number 496839.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency software, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the instant data access, integration and availability companies require today across all computers in their business.

1,700 companies have gone live with DataMirror software including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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"Safe Harbor" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

Copyright © 2003 DataMirror Corporation. All rights reserved. DataMirror, LiveBusiness and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

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